Mail Stop 3561

October 6, 2008

John D. Erickson
President and Chief Executive Officer
Otter Tail Corporation
215 South Cascade Street
Box 496
Fergus Falls, Minnesota   56538-0496

       Re: **Otter Tail Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed February 29, 2008
               Definitive Proxy Statement on Schedule 14A
               Filed March 3, 2008
               File No. 000-00368

Dear Mr. Erickson:

We have reviewed your letter dated October 2, 2008 and have the following comment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

1.   We reviewed your responses to comments four and five in our letter dated September 23, 2008. Please provide us with your intended disclosure for future filings based on information disclosed in the above-referenced documents.

* * * * *

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: George A. Koeck
        General Counsel and Corporate Secretary
        Otter Tail Corporation